EXHIBIT 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)
100 - 8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C.
V5J 5J8

2.	Date of Material Change:

February 29, 2012

3.	News Release:

The news release announcing the material change disclosed in this material change report is attached as Schedule “A” and was issued by the Company on March 1, 2012.  The news release was distributed via Globe Newswire.

4.	Summary of Material Change:

On February 29, 2012, the Company closed a private placement of units for gross proceeds of approximately Cdn$4 million.

5.	Full description of Material Change:

On February 29, 2012, the Company closed a private placement of units for gross proceeds of approximately Cdn$4 million. Each unit, priced at Cdn$2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of Cdn$2.60 for a period of five years from closing. Tekmira intends to use the net proceeds of the offering for general corporate purposes. The common shares issued pursuant to the private placement are subject to a four-month hold period that expires on June 30, 2012.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer
Executive Vice-President and Chief Financial Officer
100-8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C. V5J 5J8
Telephone: (604) 419-3200

9.	Date of Report:

March 6, 2012

Schedule “A”

Tekmira Updates Financial Guidance:
Cash Runway Further Extended into Second Half of 2013

FOR IMMEDIATE RELEASE:	February 29, 2012

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, has updated its financial guidance and now expects its cash runway will extend into the second half of 2013.  The extension of the cash runway includes continued revenue from collaboration partners, prudent management of expenses, access to a term loan from Silicon Valley Bank announced in December 2011, and net proceeds from a private placement equity offering completed today.

“We are very pleased with the continued strong support from our financial and collaboration partners and significant interest from investors in the equity offering completed today. This support puts Tekmira in a strong financial position to continue investment in our product candidates and in our industry leading LNP technology,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“As it relates to the ongoing litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc., we believe our strong balance sheet will support our efforts to regain control of our proprietary LNP technology and preserve its full value for our shareholders. As we announced previously, we now have a trial date set for October 30, 2012 in Massachusetts Superior Court, and we continue to take the appropriate steps to ensure that Tekmira can pursue this lawsuit to completion without interruption to our core business activities,” added Dr. Murray.

Tekmira announced that it has closed a private placement of units for gross proceeds of approximately Cdn$4 million. Each unit, priced at Cdn$2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of Cdn$2.60 for a period of five years from closing. Tekmira intends to use the net proceeds of the offering for general corporate purposes.  The common shares issued pursuant to the private placement are subject to a four-month hold period that expires on June 30, 2012.

Tekmira ended December 31, 2011 with cash and cash equivalents of approximately Cdn$9.2 million.  In December 2011, Tekmira secured a US$3.0 million loan from Silicon Valley Bank.  The loan may be drawn down at the discretion of the Company at any time prior to September 30, 2012. The loan matures on June 30, 2015 and carries a fixed interest rate of 8% annually. If Tekmira chooses to draw down on the loan, principal and interest payments will be made monthly starting on October 1, 2012. Tekmira has not yet drawn down on the loan. The loan is secured by the assets of the Company and does not include any financial covenants.

About RNAi and Tekmira’s LNP Technology
RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira
Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information
This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the plans to use funds from the private placement; the length of the Tekmira’s cash runway as a result of the private placement; the trial date for the litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc.; Tekmira’s ability to pursue the lawsuit to completion without interruption to its core business activities; and Tekmira's strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira's use and availability of the proceeds from the private placement; Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; the effect of Alnylam's and AlCana's answers and counterclaims on Tekmira's litigation position; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira may not use the funds from the private placement as indicated; Tekmira’s cash runway may not extend as far as anticipated, and may be materially shorter than expected; changing market conditions may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; Tekmira may not have the resources to continue its litigation with Alnylam and AlCana; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the trial date may not occur by the date currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities..

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-649-8007
Email: dryan@longviewcomms.ca